    As filed with the Securities and Exchange Commission on June 24, 1998
                                               Registration No. 333-__________

                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                         ----------------------

                                FORM S-3
                         REGISTRATION STATEMENT
                                 Under
                       The Securities Act of 1933

                       --------------------------

                       MAXWELL TECHNOLOGIES, INC.
           (Exact name of registrant as specified in its charter)

               Delaware                            95-2390133
       (State or other jurisdiction of            (IRS Employer
       incorporation or organization)             Identification No.)

                          9275 Sky Park Court
                      San Diego, California 92123
                            (619) 279-5100
       (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)

                      ---------------------------


                        DONALD M. ROBERTS, ESQ.
                           General Counsel
                       MAXWELL TECHNOLOGIES, INC.
                         9275 Sky Park Court
                      San Diego, California 92123
                           (619) 279-5100
         (Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ----------------------------


                             Copies to:

                       THOMAS A. WALDMAN, ESQ.
                         Riordan & McKinzie
                       300 South Grand Avenue
                             29th Floor
                    Los Angeles, California 90071



    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                     CALCULATION OF REGISTRATION FEE

                                     Proposed     Proposed
                                     maximum      maximum
Title of each Class                  offering     aggregate      Amount of
of securities to      Amount to be   price per    offering      registration
be registered          registered    unit (1)     price (1)         fee

----------------     --------------  ---------  -------------   ------------
Common Stock,
  $.10 par value     303,676 shares   $23.375   $7,098,426.50    $2,094.00
----------------     --------------  ---------  -------------   ------------

(1) Calculated pursuant to Rule 457, based on the average of the high and low sales prices, $24.375 and $22.375 respectively, on June 22, 1998 as reported on the Nasdaq National Market.
(2)	Pursuant to Rule 429, the Prospectus included herein also relates to
115,069 shares remaining of 121,259 shares of Common Stock, in relation to which a registration fee of $1,020.00 was previously paid.

    Pursuant to Rule 429, the Prospectus included herein also relates to 115,069 shares remaining of 121,259 shares of Common Stock registered under registration statement No. 333-49941 (to which this registration statement constitutes post-effective Amendment No. 1). In the event any such previously registered shares of Common Stock are offered prior to the effective date of this registration statement, the amount of such Common Stock will not be included in any Prospectus hereunder. The number of shares of Common Stock being registered hereunder together with the remaining shares of Common Stock registered under registration statement No., 333-49941 represents the maximum number of shares of Common Stock which are expected to be offered for sale.

    The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

   INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS
   OF ANY STATE.

PROSPECTUS (Subject to Completion)
Dated June 24, 1998


                     MAXWELL TECHNOLOGIES, INC.

                  418,745 Shares of Common Stock



    The 418,745 shares (the "Shares") of Common Stock, par value $.10 per share ("Common Stock"), of Maxwell Technologies, Inc. ("Maxwell" or the "Company") offered hereby are to be sold by the persons named herein under "Selling Stockholders."

    The Common Stock is traded on the Nasdaq National Market under the symbol "MXWL." On June 22, 1998, the reported closing price of the Common Stock on the Nasdaq National Market was $23.3125 per share.

    Holders of the Shares may resell the Shares from time to time in transactions on the Nasdaq National Market, and may sell the Shares through a broker or brokers or in the over-the-counter market at prices prevailing on such exchange or over-the-counter market, as appropriate, at the times of such sales. The Selling Stockholders may also make private sales directly or through such broker or brokers or sell the Shares in negotiated transactions. See "Plan of Distribution." Sales of the Shares may be effected by selling such securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers thereof. Such sellers and any broker-dealer who acts in connection with the sales of Shares may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and profit on any resale of the Shares might be deemed to be underwriting discounts and commissions under the Securities Act.

    None of the proceeds from the sale of the Shares will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions) in connection with the registration and sale of the Shares being registered hereby. See "Plan of Distribution."


    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.
            SEE "RISK FACTORS" BEGINNING ON PAGE 5 HEREOF.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



The date of this Prospectus is June   , 1998
                          _________________________
No dealer, salesperson or other person has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or by any other person. All information contained in this Prospectus is as of the date of this Prospectus. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or in the facts herein set forth since the date hereof. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any security other than the securities covered by this Prospectus, nor does it constitute an offer to or solicitation of any person in any jurisdiction in which such offer or solicitation may not lawfully be made.

                          TABLE OF CONTENTS


                                                     Page
                                                     ----
AVAILABLE INFORMATION                                2
DOCUMENTS INCORPORATED BY REFERENCE                  3
THE COMPANY                                          3
RISK FACTORS                                         5
USE OF PROCEEDS                                      14
PRINCIPAL AND SELLING STOCKHOLDERS                   14
PLAN OF DISTRIBUTION                                 17
DESCRIPTION OF CAPITAL STOCK                         19
LEGAL MATTERS                                        20
EXPERTS                                              20

                        AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Room 3190, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such reports, proxy statements and other information concerning the Company are also available for inspection at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street, N.W., Washington, D.C. 20006. In addition the Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission.

    The Company has filed with the Commission a registration statement on Form S-3 (together with all exhibits, schedules, amendments, and supplements thereto, the "Registration Statement") (Registration No. 333-_________) under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Common Stock offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all the information set forth in the Registration Statement (certain parts of which have been omitted in accordance with the rules and regulations of the Commission). For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by reference to such exhibit. The Registration Statement may be inspected and copied at the public reference facilities at the Commission's offices at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and at Room 3190, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of all or any part thereof may be obtained from such office upon payment of prescribed fees.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents which have been filed with the Commission by the Company are hereby incorporated by reference in this Prospectus.

    (1) Annual Report on Form 10-K for the fiscal year ended July 31, 1997.

    (2) Description of the Company's Rights contained in the Registration Statement on Form 8-A dated June 30, 1989.

    (3) Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 1997.

    (4) Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1998.

    (5) Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 1998.

    (6) Current Report on Form 8-K dated November 10, 1997.

    (7) Current Report on Form 8-K dated April 3, 1998.

    (8) Current Report on Form 8-K dated April 30, 1998.

    All documents and reports filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock made hereby shall be deemed to be incorporated by reference in this Prospectus and shall be a part hereof from the date of filing of such reports and documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request. Copies of this Prospectus, as amended or supplemented from time-to-time, and any other documents (or parts of documents) that constitute part of this Prospectus under Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Maxwell Technologies, Inc., 9275 Sky Park Court, San Diego, California 92123, Attention: Corporate Secretary; telephone number (619) 279-5100.

                            THE COMPANY

    The Company is a worldwide leader in pulsed power technologies, the storage of electrical energy and delivery of power in brief controlled bursts. The
Company has leveraged its technical expertise, gained from over 30 years of experience performing research and development primarily for the United States Department of Defense, to develop a portfolio of pulsed power based commercial products. These products address a range of markets and applications and include ultracapacitors for advanced electrical energy storage and power delivery, purification systems for water treatment and the sterilization of medical and pharmaceutical products and electromagnetic interference ("EMI") filter capacitors for implantable medical devices. In addition to pulsed power based products, the Company offers industrial computers and subsystems which are sold to OEMs in the computer telephony, medical, manufacturing automation and other markets. Government funded research and development projects continue to be an important element of the Company's business, serving as an incubator for technological innovations and a resource of scientific and engineering expertise.

    In January 1998, Tekna Seal, Inc., ("TSI") a closely held company, merged into the Company's Maxwell Energy Products, Inc. subsidiary. The transaction was accounted for as a pooling-of-interests. The Company issued an aggregate of 154,030 shares of Common Stock in exchange for all of the outstanding shares of TSI. TSI manufactures glass to metal seals and other seals for a variety of customers. In 1997, TSI reported approximately $3.0 million in sales. In February 1998, the Company acquired closely held Phoenix Power Systems, Inc. ("Phoenix Power") for 100,679 shares of Company Common Stock and approximately $1.0 million in cash. Phoenix Power manufactures power conversion systems utilized in the Company's pulsed power products and systems. Phoenix Power has a $4.0 million sales run rate. In March 1998, the Company acquired MAP-Micro Ltd. ("MAP-Micro") for 290,076 shares of Company Common Stock. The transaction was accounted for as a pooling-of-interests. MAP-Micro designs and manufactures industrial computer components, primarily for the telecommunications marketplace in the United Kingdom. In 1997, MAP-Micro posted approximately $7.0 million in sales. None of the shares of the Company Common Stock issued in the transactions described above were registered under the Securities Act. Certain of the Selling Stockholders were granted and are exercising registration rights in connection with the acquisitions of TSI, Phoenix Power and MAP-Micro.

    In April 1998, the Company acquired the Electromagnetic Systems Group of Primex Technologies, Inc. (the "EMS Group") for approximately $10.0 million in cash. The EMS Group specializes in high-energy pulsed power technology. In 1997, the EMS Group had sales of approximately $17.0 million.

    PowerCache/TM/, PureBright/R/, CoolPure/R/, JAMIS/R/ and ElectroBlast/TM/ are trademarks of the Company. All other trademarks or tradenames referred to or incorporated by reference in this Prospectus are the property of their respective owners.

    The Company's executive offices are located at 9275 Sky Park Court, San Diego, California 92123. Its telephone number is (619) 279-5100.

                           RISK FACTORS

    Prospective investors should consider carefully, in addition to other information contained in this Prospectus, the following factors before purchasing the shares offered hereby.

Dependence on Product Development and Market Acceptance

    Many of the Company's products, especially its ultracapacitor and purification products, are in the development stage and are alternatives to existing technologies. The Company's success is dependent in part on market acceptance of its new products and there can be no assurance that any material commercial market will develop for these products. The Company expects that its ultracapacitor and purification products will compete with existing products that are well established in the marketplace and that, in some cases, are less expensive. The future success of the Company will depend in large part on the Company's ability to accurately anticipate market demand for its products and services as well as improve its existing technologies and products. The Company's ability to demonstrate a technological or economic advantage, or both, over competitive products in addition to the technical, financial and other risks involved in introducing new products and technologies are critical to the Company achieving its goals. There can be no assurance that the Company will be successful in identifying markets for its technologies or in developing, manufacturing and marketing new commercial products or enhancements to existing products that address the needs of these markets, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

Continuing Transition to Commercial Business

    The Company is continuing its transition from its historical reliance on funded research and development business for defense and other federal government agencies to developing, manufacturing and marketing of products and services for commercial markets. The Company's success in this regard will depend upon a number of factors, including the Company's ability to gain customer acceptance for its products and services, to expand its customer base through sales and marketing efforts, to expand successfully its manufacturing capacity, to develop extensions of its existing products and services into new applications and to conceive and develop new products and services. Commencing in fiscal 1996, the Company changed its senior management and reorganized its operations along product and service lines. There can be no assurance that the Company will be able to continue its transition to commercial businesses. The Company's inability to achieve any of these objectives would have a material adverse effect on the Company's business, results of operations and financial condition.

Fluctuations in Operating Results; History of Losses

    Although the Company had net income of $4.0 million in fiscal 1997, it has incurred significant losses in two of the past five years. Net losses for the Company's 1996 and 1994 fiscal years were approximately $15.2 million and $1.7 million, respectively. Of the fiscal 1996 loss, $14.4 million arose from charges related to the reorganization of the Company's operations, a change in accounting principle and other charges. The Company may in the future experience significant fluctuations in revenues and operating results from period to period as a result of a number of factors including, without limitation, the volume and timing of orders and market acceptance of the Company's products; the Company's ability to fill orders on a timely basis; pricing policies of the Company or its competitors; variations in the mix of product sales; the timing of product introductions by the Company or its competitors; cancellation, suspension or other action taken by the United States government or its agencies on its programs and contracts with the Company; product obsolescence resulting from new product introductions or changes in customer demand; and expenses associated with the acquisition of businesses, products or technologies. The Company anticipates that, in order to obtain market penetration, from time to time it will sell new products at prices yielding margins below those it ultimately expects to achieve, and significant aggressive pricing in a particular quarter or quarters could adversely affect the results of operations for such periods. The impact of the foregoing factors may cause the Company's operating results to be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock could be materially adversely affected. Quarterly results are not necessarily indicative of future performance for any particular period, and there can be no assurance that the Company will attain or sustain growth in sales and profitability on a quarterly or annual basis.

Risks Associated with Acquisitions

    As part of its business strategy, the Company regularly reviews possible acquisitions of complementary companies, technologies or products, and periodically engages in discussions regarding such possible acquisitions. Acquisitions involve numerous risks, including evaluating new technologies; difficulties in the assimilation of the operations, products, personnel and cultures of the acquired companies; the ability to manage effectively geographically remote units; the diversion of management's attention from other day-to-day business concerns; risks of entering markets in which the Company has limited or no direct experience and the potential loss of key employees of the acquired companies. In addition, acquisitions may result in dilutive issuances of equity securities; the incurrence of debt; reduction of any then-existing cash balances; amortization expenses related to goodwill and other intangible assets and other charges to operating results that may materially adversely affect the Company's results of operations. Moreover, there can be no assurance that any equity or debt financings proposed in connection with any acquisition would be available to the Company on acceptable terms or at all, when, and if, suitable strategic acquisition opportunities arise. Although management expects to carefully analyze any opportunity before committing the Company's resources, there can be no assurance that any acquisition that is completed will result in long-term benefits to the Company or its stockholders or that the Company's management will be able to manage effectively the resulting business. Such risks are applicable as well to the Company's recently completed acquisitions of TSI, Phoenix Power, MAP-Micro and the EMS Group.

Extensive Reliance on Strategic Relationships; Restrictions Due to Exclusivity
  Rights

    The Company has established and will continue to seek to establish strategic relationships with corporate partners and research relationships with United States government agencies to support its various development programs, leverage its expertise and manufacturing resources, obtain an understanding of and access to markets and validate products. The Company currently collaborates with a variety of strategic partners, including Tetra Pak International AB, a leading food packaging machinery and products company, for purification systems, and PacifiCorp, a leading utility holding company, for ultracapacitors.

    The loss of certain of its strategic relationships could have a material adverse effect on the Company's sales growth. The Company's future success will depend in part on its continued relationships with various of its strategic partners, its ability to enter into other similar collaborative arrangements, the interest of certain of the Company's strategic partners in the potential products under development, the Company's success in meeting expectations of strategic partners and, ultimately, their success in marketing or willingness to purchase any such products. These programs may require the Company to share control over its development, manufacturing and marketing programs, limit its ability to license its technology to others, relinquish certain rights to its technology, sell equity or rights to purchase equity in the Company or its subsidiaries to the strategic partner or restrict its ability to engage in certain areas of product development, production and marketing. Some of the Company's existing collaborative arrangements permit, and future arrangements also may permit, the Company's strategic partners to use or disclose the technology developed in the program without any royalty obligation, to the extent that the technology is jointly developed. Furthermore, the Company often grants an exclusivity right to its strategic partner as an inducement to the partner to participate in the development of a product or application. Any exclusivity rights granted to strategic partners may inhibit the Company's ability to find a wider market for certain of its commercial products and thus may materially reduce revenues during the exclusivity period. There can be no assurance that the Company will be able to enter into strategic arrangements on commercially reasonable terms or that these arrangements, if established, will result in successful programs to develop, manufacture or market pulsed power and other products or that the Company's strategic partners will not seek to manufacture jointly developed products themselves or obtain them from alternative sources.

Limited Volume Manufacturing Experience

    The Company has limited experience with volume manufacturing of commercial products. To date, the Company has not manufactured in volume its ultracapacitors or purification systems. The Company may face challenges in scaling up production of its new products, especially those products that contain newly developed technologies, including problems involving production yields, quality control and assurance, component supply and shortages of qualified management and other personnel. In addition, the Company will need to expand its current facilities or obtain additional facilities in order to manufacture a substantial quantity of its ultracapacitor, purification and EMI filter products. There can be no assurance that the Company will be successful in expanding its facilities or obtaining additional facilities, or that it will be able to overcome the management, technological, engineering and other challenges associated with the production of significant quantities of products at acceptable cost on a timely basis. The Company may elect to outsource manufacturing of certain of its products, if such opportunities are available. Outsourcing of manufacturing involves risks with respect to quality assurance, cost and the absence of close engineering support. In addition, part of the Company's ultracapacitor development strategy is the implementation of a process that could allow customization of products while retaining the benefits of volume manufacturing and materials procurement. There can be no assurance that such a process can be developed and implemented in time to meet the Company's needs in this regard. Difficulties in manufacturing or in obtaining appropriate facilities or locating and qualifying outsourcing for manufacturing could have a material adverse effect on the Company's business, financial condition and results of operations.

Limited Sales and Marketing Experience

    The Company has limited experience marketing and selling ultracapacitors and purification systems. To market these products, the Company will be required to develop a marketing and sales force that will be able to effectively demonstrate the advantages of these products over competing products and other traditional solutions. Furthermore, the highly technical nature of the Company's products limits the pool of potential sales personnel. The Company also enters into agreements with distributors or sales representatives regarding the marketing of its products. By entering into such agreements, the Company may be substantially dependent upon the efforts of others in deriving commercial benefits from its products. There can be no assurance that the Company will be successful in marketing and selling its products, that it will be able to establish adequate sales and distribution capabilities, that it will be able to enter into marketing agreements with third parties on financially acceptable terms or that any third parties with whom it enters into such arrangements will be successful in marketing the Company's products. The Company's inability to achieve any of these objectives would have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on OEM Customers; Lengthy Sales Cycles

    A substantial portion of the Company's sales are derived from sales to a relatively small number of OEM customers. The timing and amount of sales to these customers ultimately depend on sales levels and shipping schedules for the OEM products into which the Company's products are incorporated. The Company has no control over the shipping date or volumes of products shipped by its OEM customers, and there can be no assurance that any OEM will continue to ship products that incorporate the Company's products at current levels or at all. Failure of these OEMs to achieve significant sales of products incorporating the Company's products and fluctuations in the timing and volume of such sales could have a material adverse effect on the Company's business, financial condition and results of operations.

    The decision process leading to the selection of the Company's products and services is typically lengthy, with significant additional time required for design, engineering and product approval before commercial shipments can begin. Moreover, although customers sometimes substitute a new and better product into an existing product, market opportunities with respect to any particular customer typically occur at the time the customer is engaged in the design of a new product or a substantial enhancement of an existing product, which typically occur at infrequent intervals. Any failure of the Company to maintain continuing awareness of its customers' product development schedules, or its inability to provide the optimum solution at the time of such development can cause the Company to miss a market opportunity that may not reappear for a substantial period of time.

    Lucent Technologies ("Lucent"), an OEM customer of the Company, accounted for approximately 12% of the Company's total sales in fiscal 1997 and is a significant customer of the Company's Industrial Computers and Subsystems business segment. A substantial portion of the Company's existing sales to Lucent involves products that have not been designed into Lucent's next generation products and the Company therefore expects that its business with Lucent will decline substantially in the second half of fiscal 1998 and subsequent periods. In replacing the Lucent business, the Company's Industrial Computers and Subsystems division continues to be dependent on large orders from relatively few customers.

Dependence on Proprietary Technology

    The Company's success is heavily dependent upon the establishment and maintenance of proprietary technologies. Although the Company attempts to protect its intellectual property rights through patents, copyrights, trade secrets and other measures, there can be no assurance that the steps taken by the Company to protect its proprietary technologies will be adequate to prevent misappropriation by third parties or will be adequate under the laws of some foreign countries, which may not protect the Company's proprietary rights to the same extent as do the laws of the United States. In addition, others could "reverse engineer" the Company's products in order to determine their method of operation and introduce competing products or develop competing technology independently. Any such adverse circumstances could have a material adverse effect on the Company's business, financial condition and results of operations.

    The Company uses employee and third-party confidentiality and non-disclosure agreements to protect its trade secrets and unpatented know-how. The Company requires each of its employees to enter into a proprietary rights and non-disclosure agreement in which the employee agrees to maintain the confidentiality of all proprietary information of the Company and, subject to certain exceptions, to assign to the Company all rights in any proprietary information or technology made or contributed by the employee during his or her employment. In addition, the Company regularly enters into non-disclosure agreements with third parties, such as consultants, potential joint venture partners and customers. No assurance can be given that these methods will enable the Company to maintain its trade secrets or unpatented know-how or that third parties will not independently develop and/or patent substantially equivalent proprietary information or copy, develop or otherwise obtain and use the Company's proprietary technology without authorization.

    The Company has historically relied primarily on its technological and engineering abilities and on its design and production capabilities, rather than on patents, for the development and maintenance of its business. However, the Company does file patent applications on concepts and processes developed by the Company's personnel and, as its commercial businesses expand, the Company has placed increased emphasis on patents to provide protection for certain of its technologies and products. The Company believes that its future success will depend in part on its ability to maintain its patents, add to them where appropriate, and to develop new products and applications without infringing the patent and other proprietary rights of third parties and without breaching or otherwise losing rights in technology licenses obtained by the Company for other products. There can be no assurance that any patent owned by the Company will not be circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company, if at all. If challenged, there can be no assurance that the Company's patents (or patents under which it licenses technology) will be held valid or enforceable. In addition, there can be no assurance that others will not claim rights in the technology covered by the patents and other proprietary technology owned or licensed by the Company or that others have not developed or will not develop similar products or technology without violating the Company's proprietary rights. The invalidity of a patent or determination that the Company (or its licensor) does not hold sole rights to the technology covered thereby could have a material adverse effect on the Company, particularly if the Company is unable to design around others' proprietary rights.

    Competing research and patent activity in many of the Company's technologies is substantial and the markets are large enough that conflicting patent and other proprietary rights claims may result in disputes or litigation. Although the Company does not believe any of its products or proprietary rights infringe the rights of third parties, there can be no assurance that infringement claims will not be asserted against the Company in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. If infringement were established, the Company could be required to pay damages or be enjoined from making, using or selling the infringing product. Likewise, there can be no assurance that a third party's product, if infringing on the Company's proprietary rights, may be prevented from doing so without litigation. Any of the foregoing could have a material adverse effect upon the Company's business, financial condition and results of operations.

    A number of the patents and patent applications owned or licensed by the Company are subject to "march-in" rights and non-exclusive, royalty-free, confirmatory licenses held by various governmental agencies or other entities. March-in rights refer to the right of the United States government or a United States government agency to cancel agreements and require a contractor to grant licenses to third parties if the contractor fails to continue to develop the technology related to the agreements. Confirmatory licenses permit the United States government agencies or other governmental entities to select vendors other than the Company to produce products for the United States government which would otherwise infringe the Company's patent rights which are subject to the royalty-free licenses. In addition, the United States government has the right to require the Company to grant licenses (including exclusive licenses) under such patents and patent applications or other inventions to a third party if the United States government determines that adequate steps have not been taken to commercialize such inventions, such action is necessary to meet public health or safety needs, such action is necessary to meet requirements for public use under federal regulations or such action is necessary because the Company has not exercised reasonable efforts to ensure products manufactured pursuant to such invention are manufactured in the United States.

Competition

    The markets in which the Company sells commercial products is highly competitive, rapidly changing and significantly affected by new product introductions and other market activities of industry participants. The Company's primary competitors in ultracapacitors include Panasonic and SAFT, a part of the Alcatel-Alsthom Group; and in the passive backplane segment for industrial computers, include Texas Microsystems, Diversified Technology, Advantech, Industrial Computer Source, Teknor and Trenton. The Company's emerging products also compete with established technologies in many markets, including batteries in ultracapacitor products and a number of established methods of treating water and decontaminating food packaging and medical products.

    Many of the Company's competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers than the Company. In addition, certain competitors have well-established relationships with customers and potential customers of the Company. Furthermore, as the Company's new products gain acceptance, companies with significantly greater resources than the Company could attempt to increase their presence in these markets. In order to be successful in the future, the Company must continue to respond promptly and effectively to the challenges of technological change and its competitors' innovations by continually enhancing its own product offerings. There can be no assurance, however, that the Company's products will continue to compete favorably or that the Company will be successful in the face of increasing competition from new products and enhancements introduced by existing competitors or new companies entering its market.

Risks Associated with Government Business

    A substantial portion of the Company's sales (approximately 33% in fiscal 1997, 40% in fiscal 1996 and 43% in fiscal 1995) is derived from contracts with the United States government, principally agencies of the United States Department of Defense, and subcontracts with government suppliers. After the Company completes the acquisition of the Electromagnetic Systems Group of Primex Technologies, the portion of the Company's revenues derived from Department of Defense contracts will likely increase. The reductions in defense budgets over the past several years have adversely affected the Company's business, particularly in the area of system survivability products and services, such as weapons effects simulation and testing. The Company has experienced significant reductions in this business as the Department of Defense has responded to reduced global threats and shrinking defense budgets. The Company believes that continuing reductions in Department of Defense spending in its System Division's core simulator business is possible but that if such reductions occur they would be offset partially by government spending on scientific programs for which the Company's expertise could be utilized. The Company has experienced increased competition in bidding for new defense programs from contractors seeking to replace their lost government business. There can be no assurance that defense spending in general or that contract awards to the Company specifically will not be reduced in the future. A significant loss of United States government funding would have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company's United States government business is also subject to other various risks, including: unilateral termination for the convenience of the government; reduction or modification in the event of changes in the government's requirements or budgetary constraints; increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost plus contracts; risks of potential disclosure of the Company's confidential information to third parties; the failure or inability of a contractor to perform its obligations under a contract in circumstances where the Company is a partner contractor or subcontractor; the failure of the government to exercise options provided for in the contracts and the exercise of march-in rights or confirmatory licenses by the government. There can be no assurance that the Company's contracts with the Department of Defense and other government agencies will not be terminated, reduced or modified or that the grant of such licenses and rights will not result in a loss of potential revenues, any of which could have a material adverse effect on the Company's business, results of operations and financial condition.

    The Company participates in government funded programs which may extend for several years, but are normally funded on an annual basis and shorter periods in some cases. There can be no assurance that funding will continue for programs covering the Company's development projects or that the Company can compete successfully in obtaining contracts for such programs. A significant reduction in, or discontinuation of, such funding or of the Company's participation in such programs would have a material adverse effect on the Company's business, results of operations and financial condition.

Substantial Future Capital Needs

    The Company believes that, in order to achieve its long-term strategic objectives and maintain and enhance its competitive position, it will need significant additional financial resources over the next several years. To meet anticipated volume production requirements for several of the Company's product lines, in particular ultracapacitors and purification systems, the Company will need expanded manufacturing capabilities and facilities or viable production alternatives. The Company anticipates that the estimated cash on hand, together with cash flow from operations and possible debt financing or leasing, should be adequate to support the Company's anticipated facilities expansion and equipment purchases through fiscal 1998. The Company anticipates that it will require additional capital in the future to fund its continuing expansion into commercial markets, to construct and equip additional facilities, or to acquire new or complementary businesses, product lines and technologies. Currently the Company has a $20 million line of credit, but there can be no assurance that any necessary additional financing will be available to the Company on acceptable terms or at all. If adequate funds are not available, the Company may be required to change, delay, reduce or eliminate its planned product commercialization strategy or its anticipated facilities expansion plans and expenditures, which could have a material adverse effect on the Company's business, results of operations and financial condition.

Dependence on Key Personnel

    The Company's future performance depends in significant part upon the continued service of its key technical and senior management personnel. The Company is dependent on its ability to identify, hire, train, retain and motivate high quality personnel, especially key manufacturing executives and highly skilled engineers and scientists involved in the ongoing development, introduction and enhancement of the Company's products and technologies. The industries in which the Company competes are characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. The Company's employees may terminate their employment with the Company at any time. Accordingly, there can be no assurance that any of the Company's current key employees will continue to work for the Company. Loss of services of key employees could have a material adverse effect on the Company's business, financial condition and results of operations.

Reliance on Third Party Suppliers

    The Company's success is dependent in part on its ability to secure qualified and adequate sources for supplies of materials, components and sub-assemblies. The Company manufactures most of its products using a large number of components or sub-assemblies, many of which are of commercially available industrial parts and the remainder of which are custom-made to the Company's specifications (by the Company and certain qualified outside manufacturers). The Company endeavors to maintain more than one source of supply for each of its major components or subassemblies, to the extent possible, although certain suppliers are currently the sole source of one or more items upon which the Company is dependent in the manufacture of its EMI filters and industrial computing products. In the past, the Company has on occasion experienced difficulty in obtaining timely delivery of power supplies for industrial computers from outside suppliers which has adversely impacted the Company's delivery time to its customers and in one circumstance the Company believes such delivery problems were a contributing factor to the loss of certain business from a major customer. There can be no assurance that these and other similar supply problems will not recur. In addition, the Company currently has only one qualified supplier for a certain component of its ultracapacitors and is contractually obligated to qualify at least one additional supplier. No assurance can be given that such qualification will be completed in a timely manner. Moreover, the current sole domestic source of a component of the Company's EMI filter has indicated its plans to design, build and sell a competing filter in the future. The Company believes this supplier will continue to sell to the Company but that, if necessary, the Company could replace this supplier. Although the Company seeks to reduce its dependence on sole and limited source suppliers, the partial or complete loss of these sources could have at least a temporary material adverse effect on the Company's results of operations and damage customer relationships due to the complexity of the products supplied and the significant amount of time required to qualify new suppliers.

Product Liability Risks

    Certain of the Company's products may expose it to product liability risks. The Company's EMI filters are components of implantable medical devices and, due to the litigious environment surrounding the medical device industry, subject the Company to an increased risk of product liability claims that may involve significant defense costs. Other of the Company's products, such as ultracapacitors and purification systems, may also be used in functions involving significant product liability risks. There can be no assurance that product liability claims will not be asserted against the Company in the future. Although the Company maintains product liability insurance with coverage limits it believes to be adequate, there can be no assurance that this coverage will in fact be adequate to protect the Company against future product liability claims. In addition, product liability insurance is expensive and there can be no assurance that, in the future, product liability insurance will be available to the Company in amounts or on terms satisfactory to the Company, if at all. A successful product liability claim or series of claims brought against the Company could have a material adverse effect on the
 Company's business, financial condition and results of operations.

Environmental Regulations

    The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances. The failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

Potential Dilutive Impact of Employee Stock Option Programs at Subsidiaries

    The Company has adopted stock option plans at five of its subsidiaries providing for the issuance of incentive and nonqualified stock options to purchase common stock of these companies. Any of these subsidiary stock options that have an exercise price per share less than the fair market value per share of the common stock of a subsidiary ("in-the-money") will have a negative impact on the Company's earnings per share. The Company expects that its reported diluted earnings per share will be reduced in future quarters due to the increased fair market value of certain of the Company's subsidiaries. Such options, when and if exercised, will dilute the Company's actual ownership interests in its subsidiaries, thus reducing the Company's share of the net income, potential dividends or distributions and proceeds of any sale or other disposition of such subsidiary. The equity interests upon exercise of stock options in the subsidiaries would be accounted for as a minority interest. Based on current programs, the dilutive impact attributable to these option plans could be up to 13% at each of the affected subsidiaries (17% at one subsidiary). In addition, certain key employees of the Company's Maxwell Business Systems, Inc. subsidiary, which owns and markets the Company's job-cost accounting software, currently own an aggregate of 20%, and have the right to purchase up to an additional 29%, of that subsidiary. Currently, no established trading market exists for the common stock underlying any of the subsidiary options and such options are not exchangeable for Common Stock of the Company. The Company has no plan to offer an exchangeability feature for options to purchase Company Common Stock or otherwise provide liquidity for these subsidiary options, but the Company could consider such alternatives in the future.

Economic Impact of Potential Public Offerings of Subsidiary Stock

    By conducting its operations through separate subsidiaries, the Company promotes clearer market definition and product identity. This business unit focus also allows the Company to more actively monitor opportunities for growth or cost savings and to promote entrepreneurism with each subsidiary. While this corporate structure also affords the Company a high level of flexibility to implement various strategic alternatives, including future public offerings of subsidiary stock, sales of subsidiaries or strategic acquisitions, certain of these alternatives may have negative effects upon the Company's consolidated sales, gross profit, net income and earnings per share. For example, any public offering or other sale of a minority portion of a subsidiary's stock, including in connection with any strategic relationship entered into by the Company, would reduce that subsidiary's contribution to the Company's net income and earnings per share. While any transaction would be preceded by a determination that such transaction is in the best interests of the Company and its stockholders, such a transaction could, nonetheless, have a material adverse effect on the Company's results of operations.

Government Regulation

    The testing, manufacture and sale of certain of the Company's products are subject to regulation by numerous governmental authorities. Pursuant to the
Federal Food, Drug, and Cosmetic Act, and the regulations promulgated thereunder, the United States Food and Drug Administration (the "FDA") regulates the preclinical and clinical testing, manufacture, labeling, storage, distribution and promotion of food and medical products and processes. The Company has obtained clearance from the FDA of its CoolPure technology for preservation of liquid foods. In addition, the Company has obtained clearance from the FDA of PureBright for food use and is applying for similar approvals in Canada and Europe, as well as supporting customers in obtaining clearance of PureBright for medical applications. Implantable defibrillators and pacemakers that incorporate the Company's EMI filter have been approved by the FDA.
Delays in receipt of or failure to receive anticipated approvals or clearances, the loss of previously received approvals or clearances, limitations on intended use imposed as a condition of such approvals or clearances, or failure to comply with existing or future regulatory requirements would have a material adverse effect on the Company's business, financial condition and results of operations.

    The testing, preparation of necessary marketing applications and processing of those applications with the FDA is expensive and time consuming, can vary based on the type of product and may take several years to complete. There is no assurance that the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by the Company or others in its efforts to obtain FDA approvals that could delay or preclude the Company from marketing any products it may develop. The FDA may also require postmarketing testing and surveillance to monitor the effects of approved products or place conditions on any approval that could restrict the commercial applications of such products. Product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Noncompliance with applicable requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, failure of the United States government to grant pre-market clearance or pre-market approval for products, withdrawal of marketing clearances or approvals and criminal prosecution.

Long-Term Fixed-Price Contracts

    A portion of Maxwell's software business consists of work under a small number of large, multi-year fixed-price contracts with state and local government agencies involving sophisticated integration and networking tasks and a certain amount of application software development. In addition, certain of the Company's other businesses, primarily those conducted in its government funded research and systems development business, may also enter into long-term fixed-price contracts for large hardware systems or components. The expansion of this business through acquisition will likely result in the Company assuming additional fixed-price contracts. Events and developments such as unanticipated delays in program schedule, failure to anticipate costs accurately over a two- or three-year period or performance problems with important vendors can adversely affect the profitability of such contracts. When these contracts are assumed in acquisitions, there can be no assurance that the Company is properly valuing remaining liabilities or profitability potential.

Anti-Takeover Provisions

    The Company's Board of Directors is divided into three classes, each of which is elected and serve overlapping three-year terms. In addition, the Company has adopted a rights plan that, among other things, grants rights to purchase Common Stock to all stockholders at a price significantly below market value upon a business combination in the event a single person or group has previously acquired more than 20% of the outstanding Common Stock without the Board of Directors having elected to redeem such rights. Furthermore, the Company's certificate of incorporation contains a "fair price provision" intended to require an acquiror to obtain the consent of the Board of Directors to any business combination involving the Company. The Company's certificate of incorporation and bylaws also contain provisions barring stockholders action by written consent and the calling by stockholders of a special meeting. Amendment of such provisions requires a super majority vote by the stockholders, except with the consent of the Board of Directors. The rights plan and provisions of the Company's certificate of incorporation and bylaws could delay, deter or prevent a merger, tender offer, or other business combination or change in control involving the Company that some, or a majority of, stockholders might consider to be in their best interests, including offers or attempted takeovers that might otherwise result in such stockholders receiving a premium over the market price of the Common Stock.

Limited Trading Volume; Volatility of Stock Price

    The Company's Common Stock is traded on the Nasdaq National Market. Trading volume in the five trading days ended June 23, 1998 averaged 39,500 shares traded per day. Trading of relatively small blocks of stock can have a significant impact on the price at which the stock is traded. The Company believes factors such as quarterly fluctuations in financial results, of new technologies impacting the Company's products, announcements regarding acquisitions or dispositions by the Company, announcements by competitors or changes in securities analysts' recommendations may cause the market price to fluctuate, perhaps substantially. These fluctuations, as well as general economic conditions, such as recessions or high interest rates, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

Forward-Looking Statements

    This Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.
Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in any forward-looking statements as a result of the Risk Factors set forth above and the matters set forth elsewhere in this Prospectus generally. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                          USE OF PROCEEDS

    All of the shares of Common Stock covered hereby are being offered by the Selling Stockholders. The Company will not receive any proceeds from the sales of Common Stock by the Selling Stockholders.

                 PRINCIPAL AND SELLING STOCKHOLDERS

    The shares of Common Stock to be sold hereunder were issued to the former stockholders of MAP-Micro Ltd., a United Kingdom private limited company ("MAP-Micro"), Tekna Seal, Inc., a Minnesota corporation ("TSI") and Phoenix Power Systems, Inc., a California corporation ("Phoenix Power") (collectively, the "Selling Stockholders") in connection with the acquisitions of those companies by Maxwell or its subsidiaries. None of the Selling Stockholders has held any position, office or other material relationship with the Company or any of its affiliates within the past three years other than as a result of (i) his or her beneficial ownership of Shares or (ii) the fact that certain Selling Stockholders were employees of MAP-Micro, TSI or Phoenix Power and have become employees of the Company.

    On January 29, 1998 (the "TSI Closing Date"), Maxwell through its wholly owned subsidiary, Maxwell Energy Products, Inc., a California corporation ("MEP") completed the acquisition of TSI, pursuant to the terms of an Agreement and Plan of Reorganization (the "Merger Agreement") dated January 26, 1998, by and among TSI, the stockholders of TSI, MEP and Maxwell. The acquisition was accounted for as a pooling of interests. The Merger Agreement provided for the merger of TSI with and into MEP (the "Merger"). In connection with the Merger, Maxwell delivered to the stockholders of TSI an aggregate of 154,030 shares of Common Stock. Pursuant to the terms of the Registration Rights Agreement dated as of January 29, 1998 (the "TSI Registration Rights Agreement") entered into among Maxwell and certain stockholders of TSI, the Company agreed to file this Registration Statement with respect to the sale of Common Stock by those stockholders who were a party to the TSI Registration Rights Agreement.

    On March 5, 1998 (the "Phoenix Power Closing Date"), Maxwell completed the acquisition of Phoenix Power, pursuant to the terms of the Stock Purchase Agreement (the "Phoenix Purchase Agreement") dated March 1, 1998 by and among the stockholders of Phoenix Power and Maxwell. In connection with the Purchase Agreement, Maxwell delivered to certain stockholders of Phoenix Power an aggregate of 100,679 shares of Common Stock. Pursuant to the terms of the Registration Rights Agreement dated as of March 5, 1998 (the "Phoenix Power Registration Rights Agreement") entered into among Maxwell and certain stockholders of Phoenix Power, the Company agreed to file this Registration Statement with respect to the sale of Common Stock by those stockholders who were a party to the Phoenix Power Registration Rights Agreement.

    On March 24, 1998 (the "MAP-Micro Closing Date"), Maxwell completed the acquisition of MAP-Micro and affiliated companies, pursuant to the terms of the Share Exchange Deed (the "MAP-Micro Purchase Agreement") dated March 24, 1998 by and among the stockholders of MAP-Micro and Maxwell and to certain other related documents and agreements involving minority stockholders of companies affiliated with MAP-Micro. In connection with such Agreements, Maxwell delivered to certain stockholders of MAP-Micro and affiliated companies an aggregate of 290,076 shares of Common Stock. Pursuant to the terms of the Registration Rights Agreement entered into in connection with such purchase agreement (the "MAP-Micro Registration Rights Agreements") entered into among Maxwell and certain stockholders of MAP-Micro and affiliated companies, the Company agreed to file this Registration Statement with respect to the sale of Common Stock by those stockholders who were a party to said Registration Rights Agreements.

    Pursuant to the terms of each of the TSI, Phoenix Power and MAP-Micro Registration Rights Agreements, the Company and the Selling Stockholders have agreed to certain indemnity and contribution provisions between the Company and the Selling Stockholders against certain liabilities arising under the securities laws. The Company has agreed to bear certain expenses in connection with the registration of the Shares offered hereby.

The following table sets forth, with respect to the Selling Stockholders, the number of shares of Common Stock owned by each Selling Stockholder prior to this offering and the number of shares of Common Stock offered for each Selling Stockholder's account.



                         Number of        Number of     Percentage of
                          Shares          Shares of        Shares
Name of                 Beneficially     Common Stock   Beneficially
Beneficial Owner(1)       Owned            Offered        Owned(1)
-------------------     ------------     ------------  --------------

Glenn E. Bergstrom
 and Patricia N.
 Bergstrom, JTWROS           3,461            3,461           *
Harold G. Bergstrom
 and Nellie M.
 Bergstrom, JTWROS           3,461            3,461           *
Irwin Brodsky or
 Edna Brodsky,
 Trustee or the
 Successor Trustee
 of the Irwin and
 Edna Brodsky
 Family Trust Dated
 11-10-97                    1,211            1,211           *
Kuo Chang                    1,730            1,730           *
Marylyn Eliason(2)              77               77           *
Robert R. Etem                 432              432           *
Victor G. Etem                 432              432           *
Jahangir Gaviri              4,155            4,155           *
Linda R. Gonier             28,636            2,800           *
Paul Goodridge(2)          140,788          140,788           1.7%
Kenneth A. Hagstrom         23,443            2,500           *
Harold N. Hansen               865              865           *
Carl N. Hanson               1,730            1,730           *
Albert P. Hum                  519              519           *
Steven W. Johnson(2)         7,437            1,000           *
Judith A. Kielty(2)          1,509            1,509           *
Ronald J. Kielty               519              519           *
Ronald J. and
 Judith A. Kielty              865              865           *
Brian P. King                7,511            1,300           *
Laureen Kreuziger            1,730            1,730           *
Robert Lang and
 Dorothy M. Lang             1,730            1,730           *
Clifford S. Lozinski           519              519           *
Kenneth C. Maki(2)          23,905            5,000           *
Kimiko Mika                  1,730            1,730           *
Eric Molsen/Ella
 Gates-Molsen JT-TEN           519              519           *
Virginia E. Muehlberg
 (Etem)                        432              432           *
Hamid Nekouie                5,194            5,194           *
Arthur Sund Nelson           1,730            1,730           *
Mary Ponsford(2)           140,788          140,788           1.7%
Myron Schnickels             1,730            1,730           *
Anthony Charles
 Strickland(2)               2,500            2,500           *
Pete Stromme(2)                153              153           *
Ralph H. Torberg             1,730            1,730           *
Stanley J. Weinberger,
 Jr.                        23,443            5,000           *
John Weller(2)               1,000            1,000           *
Hassan Yarpezeshkan(2)      77,906           77,906           *
__________________________
*   Amount represents less than 1% of the Common Stock.
(1) Information with respect to beneficial ownership is based on information furnished to the Company by each shareholder included in the table or included in filings with the Securities and Exchange Commission.
    The Company believes that each individual person has sole voting and investment power for shares beneficially owned by him, subject to community property laws where applicable.
(2) The stockholder is an employee of the Company.

    The Shares may be offered from time to time by the Selling Stockholders named above. However, such Selling Stockholders are under no obligation to sell all or any portion of such Shares, nor are the Selling Stockholders obligated to sell any such Shares immediately under this Prospectus. Because the Selling Stockholders may sell all or part of their shares of Common Stock offered hereby, no estimate can be given as to the number of shares of Common Stock that will be held by any Selling Stockholder upon termination of any offering made hereby.

                        PLAN OF DISTRIBUTION

    The Shares are being registered to permit sales of the Shares by the Selling Stockholders from time to time for 30 days following the effective date of the Registration Statement of which this Prospectus is a part, or until such time as all Shares are sold or disposed of. The Company has agreed, among other things, to bear certain expenses in connection with the registration and sale of the Shares, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, National Association of Securities Dealers, Inc., stock exchange and qualification fees, fees and disbursements of counsel for the Company and of independent certified public accountants of the Company (including the expenses of any special audit required by or incident to such performance), the fees of one counsel and one accountant representing the Selling Stockholders in connection with the registration and sale of the Shares, expenses of any underwriters that are customarily requested in similar circumstances by such underwriters (excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Shares, which will be borne by the Selling Stockholders).

    The Shares may be sold from time to time to purchasers directly by any or all of the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer the Shares to or through underwriters, brokers, dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders or the purchasers of such securities for whom they may act as agents. The Selling Stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker, dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, brokers, dealers and agents also may be customers of, engage in transactions with, or perform other services for Maxwell and its affiliates in the ordinary course of business.

    Any distribution hereunder of the Shares by the Selling Stockholders may be effected from time to time in one or more of the following transactions:
(a) on the Nasdaq National Market, or through broker-dealers acting as principal or agent, in transactions (which may involve crosses or block transactions), in special offerings, or in the over-the-counter market, or otherwise, at market prices obtainable at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices,
(b) to underwriters who will acquire shares of Common Stock for their own account and resell such shares in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale (any public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time), (c) directly or through brokers or agents in private sales at negotiated prices (including without limitation, pursuant to Rule 144 under the Securities Act), (d) by distributions or dispositions to shareholders or partners or other persons affiliated or associated with one or more of the Selling Stockholders or with Maxwell or one of its affiliates, (e) to lenders pledged as collateral to secure loans, credit or other financing arrangements and any subsequent foreclosure, if any, thereunder, (f) through the writing of options or other derivative instruments (whether listed on an exchange or otherwise) and pursuant to exercise, conversion, exchange, distribution on or similar delivery in respect of a derivative security or instrument relating to some or all of such Common Stock, (g) pursuant to a stock lending or repurchase or reverse repurchase transaction, or (h) by any other legally available means. Also, offers to purchase the Common Stock may be solicited by agents designated by the Selling Stockholders from time to time. The Registration Statement and this Prospectus shall cover any such sale and resale. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. To the extent required, the specific amount of Common Stock to be sold, the purchase price and public offering price, the names of any resale agent, dealer or underwriter, and the terms and amount of any applicable commission or discount with respect to a particular offer will be set forth in a Prospectus Supplement and/or post-effective amendment to the Registration Statement of which this Prospectus constitutes a part.

    In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold hereunder in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold hereunder unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with.

    The Company is not aware of any existing arrangements between any Selling Stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

    The Selling Stockholders will be indemnified by the Company, to the extent permitted by law, against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith, subject to certain limitations. The Company, at its request, will be indemnified by the Selling Stockholders, to the extent permitted by law, against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith, subject to certain limitations.

                   DESCRIPTION OF CAPITAL STOCK

Common Stock

    The Company's authorized capital stock consists of 40,000,000 shares of Common Stock, $.10 par value. As of June 23, 1998, there were 8,498,703 shares of Common Stock outstanding, excluding shares issuable upon the exercise of outstanding options to purchase an aggregate of 1,099,255 shares of Common Stock held by employees, management and directors. Holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment to all creditors. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. All of the outstanding shares of Common Stock are, and the shares being offered hereby will upon issuance and sale be, fully paid and nonassessable.

    The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

Common Stock Rights

    On June 20, 1989, the Board of Directors of Maxwell declared a dividend distribution of one Right for each outstanding share of its common stock, par value $.10 per share (the "Common Stock"), to stockholders of record at the close of business on June 30, 1989. Each Right entitles the registered holder to initially purchase from the Company one-half of a share of Common Stock at a purchase price of $32.50 per one-half share (the "Purchase Price"), since adjusted to $16.25 per one-half share. The description and terms of the Rights are set forth in a rights agreement, as amended (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.

    In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Common Stock. Once exercisable, each Right entitles its holder initially to purchase from the Company one-half of a share of Common Stock at a purchase price of $16.25 per one-half share. The Rights become exercisable upon the earlier of the close of business on (i) the tenth day following public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or generally obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) the tenth business day following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of such outstanding shares of Common Stock. Upon the occurrence of certain other events related to changes in the ownership of the Common Stock, each holder of a Right would be entitled to purchase shares of the Common Stock, or an acquiring corporation's common stock, having a market value equal to four times the exercise value of the Right. However,

    Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

   The Rights expire at the close of business on June 20, 1999, unless earlier redeemed by the Company. At any time until the close of business on the tenth business day following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to 10% or less of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price. The Rights, if exercised, will cause a substantial dilution to the equity interest in Maxwell to a person's or group's ownership interest in the Company's Common Stock that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Risk Factors-Anti-Takeover Provisions."

Additional Anti-Takeover Provisions

    The provisions of the Company's certificate of incorporation and bylaws having possible "anti-takeover" effects are those that: (i) from a classified Board of Directors with staggered terms of office, eliminate cumulative voting and permit the removal of directors only for cause; (ii) impose supermajority shareholder vote or disinterested director approval requirements in connection with certain mergers, acquisitions and other business combinations, unless specified minimum price and procedural requirements are satisfied in the proposed transaction (a "fair price provision"); (iii) eliminate the right of stockholders to call special stockholders' meetings and limit their right to take action without a meeting by written consent and (iv) impose supermajority shareholder vote or disinterested director approval requirements for amendments to a number of provisions in the Company's charter documents, including the provisions described in clauses (i) through (iii) above.

    In general, the fair price provisions may have the effect of requiring payment in cash for shares of Common Stock by an acquiror having accumulated 10% or more of the Common Stock at a price no less than the highest market price of the Common Stock within a recent date. Such a 10% or more stockholder must also meet certain procedural requirements intended to prevent accumulations of additional stock below the fair price.

Delaware Law

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of Directors approves such transaction or business combination; (ii) the stockholder acquires more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction or (iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

                          LEGAL MATTERS

    The validity of the Common Stock in respect of which this Prospectus is being delivered will be passed on for the Company by Riordan & McKinzie, a Professional Corporation, Los Angeles, California.

                            EXPERTS

    The consolidated financial statements of Maxwell Technologies, Inc. appearing in Maxwell Technologies, Inc.'s Annual Report (Form 10-K) for the year ended July 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                               PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

    The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the Securities and Exchange Commission.

        SEC registration fee                           $  2,094
        Legal fees                                        7,500
        Accountants' fees                                 2,000
        Blue Sky qualification fees and expenses          -----
        Transfer Agent fees                               2,000
        Miscellaneous                                     1,000
                                                       --------
          Total                                        $ 14,594
                                                       ========

Item 15.  Indemnification of Directors and Officers

    Maxwell Technologies, Inc. (the "Company") is a Delaware corporation.
Article V of the Company's Bylaws provides that the Company may indemnify its officers and Directors to the full extent permitted by law. Section 145 of the General Corporation Law of the State of Delaware ("GCL") provides that a Delaware corporation has the power to indemnify its officers and directors in certain circumstances.

    Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

    Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

    Article Seventeenth of the Company's Certificate of Incorporation currently provides that each Director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the GCL, or (iv) for any transaction from which the Director derived an improper benefit.

    The Company has entered into indemnity agreements with each of its Directors and executive officers. The indemnity agreements generally indemnify such persons against liabilities arising out of their service in their capacities as Directors, officers, employees or agents of the Company. The Company may from time to time enter into indemnity agreements with additional individuals who become officers or Directors of the Company.

Item 16.  Exhibits.

Exhibit
Number    Description
-------   ----------------------

 4.1 * Registration Rights Agreement dated as of January 29, 1998 by and among the Company and certain shareholders of TSI.

 4.2 * Registration Rights Agreement dated as of March 5, 1998 by and among the Company and certain shareholders of Phoenix Power.

 4.3 + Registration Rights Agreement dated as of March 24, 1998 by and among the Company and certain shareholders of MAP-Micro.

 4.4 + Registration Rights Agreement dated as of March 24, 1998 by and among the Company and certain shareholders of companies affiliated with MAP-Micro.

 5.1 +    Opinion of Riordan & McKinzie, a Professional Corporation.

23.1 +    Consent of Ernst & Young LLP.

23.2 +    Consent of Riordan & McKinzie (included in Exhibit 5.1).

24.1 + Powers of Attorney with respect to the Company (included on page II-4).

----------------------------------
     * Incorporated by reference from the Company's Registration Statement on Form S-3 filed with the SEC on April 10, 1998
         (Registration No. 33-49941).

     +    Included in this filing.

Item 17.  Undertakings.

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

           Provided, however, that paragraphs(1)(i) and (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (5) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (6) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of San Diego, State of California on the 24th day of June, 1998.

                                        MAXWELL TECHNOLOGIES, INC.


                                        By: /s/Kenneth F. Potashner
                                            -----------------------
                                              Kenneth F. Potashner
                                                President and
                                            Chief Executive Officer


    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth F. Potashner and Gary J. Davidson, and each of them his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, including any post-effective amendments as well as any related registration statement (or amendment thereto) filed in reliance upon Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


      Signature                Title                               Date

/s/ Kenneth F. Potashner     President, Chief Executive        June 24, 1998
------------------------     Officer and Director (Principal
Kenneth F. Potashner         Executive Officer)


/s/ Gary J. Davidson         Vice President-Finance and        June 24, 1998
------------------------     Administration, Chief Financial
Gary J. Davidson             Officer and Treasurer (Principal
                             Financial Officer and Principal
                             Accounting Officer)


/s/ Lewis J. Colby, Jr.      Director                          June 24, 1998
-------------------------
Lewis J. Colby, Jr.


/s/ Thomas B. Hayward        Director                          June 24, 1998
-------------------------
Thomas B. Hayward


/s/ Thomas L. Horgan         Director                          June 24, 1998
-------------------------
Thomas L. Horgan


/s/ Alan C. Kolb             Director                          June 24, 1998
-------------------------
Alan C. Kolb

/s/ Karl M. Samuelian        Director                          June 24, 1998
-------------------------
Karl M. Samuelian


/s/ Mark Rossi               Director                          June 24, 1998
-------------------------
Mark Rossi

                                  INDEX TO EXHIBITS

Exhibit
Number    Description
-------   ----------------------

 4.1 * Registration Rights Agreement dated as of January 29, 1998 by and among the Company and certain shareholders of TSI.

 4.2 * Registration Rights Agreement dated as of March 5, 1998 by and among the Company and certain shareholders of Phoenix Power.

 4.3 + Registration Rights Agreement dated as of March 24, 1998 by and among the Company and certain shareholders of MAP-Micro.

 4.4 + Registration Rights Agreement dated as of March 24, 1998 by and among the Company and certain shareholders of companies affiliated with MAP-Micro.

 5.1 +    Opinion of Riordan & McKinzie, a Professional Corporation.

23.1 +    Consent of Ernst & Young LLP.

23.2 +    Consent of Riordan & McKinzie (included in Exhibit 5.1).

24.1 + Powers of Attorney with respect to the Company (included on page II-4).

----------------------------------
     * Incorporated by reference from the Company's Registration Statement on Form S-3 filed with the SEC on April 10, 1998
         (Registration No. 33-49941).

     +    Included in this filing.